MFS® MULTIMARKET INCOME TRUST

111 Huntington Avenue, Boston, Massachusetts 02199

December 16, 2025

By EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MFS Multimarket Income Trust – Application for Withdrawal of Registration Statement on Form N-14, filed with the U.S. Securities and Exchange Commission on December 11, 2025 (File No. 333-292080; accession no. 0000930413-25-003614)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), MFS Multimarket Income Trust (the “Fund”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement of the Fund on Form N-14 which was filed with the Commission on December 11, 2025, along with any exhibits (the “Registration Statement”).

The Fund requests that such consent be granted on the grounds that the Registration Statement was inadvertently filed by the Fund as Form N-14 instead of Form N-14 8C.

The Fund confirms that no securities have been sold under the Registration Statement.

The Fund intends to promptly re-file the Registration Statement as Form N-14 8C.

Should you have any questions regarding the Fund’s application for withdrawal, please do not hesitate to call Pat Aguiar at (617) 954-4698. Thank you for your assistance.

Respectfully submitted,

MFS MULTIMARKET INCOME TRUST

By: /s/WILLIAM B. WILSON

Name: William B. Wilson

Title: Assistant Vice President and Senior Counsel